Exhibit II-4
(English Language Summary)
Share Exchange Agreement entered into by and between Canon Inc. and Tokki Corporation, dated June 28, 2010
     A translation of the Share Exchange Agreement entered into by and between Canon Inc. and Tokki Corporation, dated June 28, 2010 is included in Tokki Corporation’s Notice of Convocation of the Extraordinary General Meeting of Shareholders dated August 5, 2010, attached as Exhibit I-2.

II-4-1